E-QURE CORP.
20 West 64th Steet, Suite 39G
New York, NY 10023

November 12, 2014

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Michael Kennedy, Staff Attorney

RE: E-Qure Corp.

File No. 333-19198611
Amendment No. 1 to Registration Statement on Form S-1
Staff Comment Letter dated October 3, 2014

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated October 3, 2014, with respect to the above-referenced Form S-1 filed by ADB International Group, Inc. (the "Company") on September 5, 2014.

For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

Comment 1. Please revise your registration statement to provide page numbers, considering you refer readers to such pages throughout your prospectus. Refer to Rule 402(d) of Regulation C.

Response 1. We have included page numbers throughout our prospectus.

Comment 2. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have nominal operations and assets, excluding cash and cash equivalents. See Rule 405 of Regulation C. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please add a related risk factor. Alternatively, tell us why you do not believe you are a shell company as defined by Rule 405 of Regulation C.

Response 2. We have revised our disclosure throughout to clarify that we are a shell company and have added a risk factor under subheading "Risk Related to Our Common Stock" titled "Shell Company Status" and under subheading "Description of Business." We have included the disclosure regarding the consequences of being a shell company in response to staff's comment 2.

Prospectus Summary

Comment 3. Please revise to provide a summary of the risk factors disclosed elsewhere in the registration statement.

Response 3. We have added a subheading "Summary of Risk Factors" in our Prospectus Summary.

Risk Factors

We Are An "Emerging Growth Company," . . .

Comment 4. It appears that this risk factor and the risk factor immediately following it describe essentially the same risk. Please note that each risk factor should discuss a separate, material risk. Accordingly, please revise to distinguish these two risk factors, or combine them, making sure to eliminate any duplicative disclosure.

Response 4. We have eliminated the duplicate risk factor related to our status as an "Emerging Growth Company".

There Is No Assurance of a Liquid Public Market...

Comment 5. Please revise this risk factor to acknowledge that your shares of common stock are quoted on the OTC-QB market, otherwise your disclosure could leave readers to believe that there is no market for your common stock at all.

Response 5. We have revised the disclosure in this risk factor to reflect that our Common Stock is subject to quotation of the OTC-QB market and that there is only a limited liquid public trading marketing for our Common Stock.

Selling Security Holders

Comment 6. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that security holder. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 140.02, available on our website at www.sec.gov.

Response 6. We have disclosed, with respect to the entity selling security holders, the names of those individuals and their jurisdiction of residence who exercise the sole or shared voting and dispositive powers of the shares offered by each entity selling security holder.

Comment 7. Please also clarify whether any of the selling shareholders have a material relationship with any of the affiliates of the registrant, such as your officers and significant shareholders. Refer to Item 507 of Regulation S-K.

Response 7. We added disclosure in response to this comment under the table of Selling Security Holders as follows:

"None of the selling security holders have any material relationship with any of the Company's affiliates such as officers, directors and significant shareholders, other than Leetal Weissberg, who is the adult daughter of Ron Weissberg, the Company's chairman."

Comment 8. Please reconcile your disclosure in the last paragraph of this subject heading with your disclosure elsewhere in the registration statement that certain officers and directors are selling security holders.

Response 8. We have reconciled the last paragraph under subheading "Selling Security Holders" to clarify that our CEO, Ohad Goren; our Chairman, Ron Weissberg; and our CTO, Itsik Ben Yesha, are also selling shareholders.

Description of Business

Comment 9. Please disclose the basis for all your assertions about your device and the global wound-care market. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your responses.

Response 9.

With respect to our assertion that:
(i) "The global wound care market . . . was estimated to have reached $24 billion in 2013 and is expected to grow by approximately at [sic] 7% annually."

We have revised this statement as follows: Based upon the knowledge and professional experience of members of our management in the wound care industry, that the global market for wound care, which includes an array of surgical, chronic and acute wound care products, in fact reached around $24 billion in 2013 and we expect it to grow by approximately 7% annually;
(ii)
"Despite the large number of patients suffering from chronic wounds, current modalities have not yet led to a viable long-term solution for managing [chronic wounds]"

We have revised this statement as follows: There is a large number of patients suffering from chronic wounds. We believe, based upon the knowledge and experience of our management in the wound care industry that current treatments available may not be sufficient to manage the various chronic wound conditions. As a result, we believe that our BST device offers an additional, cost-effective and curative treatment method;

(iii)"Our device significantly lowers treatment cost compared to advanced wound therapy due to the fact that our wound heal method requires shorter healing time and lower per day treatments"
We have revised this statement as follows: We believe that our BST Device is a very effective and cost-saving method for the chronic wound treatment market. Our belief is based on the knowledge and experience of our management in the wound care industry that our BST Device is designed to be able to significantly lower treatment cost compared to other wound therapies due to the fact that our wound heal method requires shorter healing times and, as a result, lower per day treatment costs.

Comment 10. We note the disclosure in your risk factor section that your device is being manufactured in Israel, yet according to your financial statements, you have no inventory and you only have general and administrative expenses. Please provide disclosure here regarding the development and manufacture of your device or revise your risk factor disclosure to state that you plan to, but have yet to begin, manufacturing the device in Israel.

Response 10. We have revised our risk factor titled "Future Manufacturing Of Our Product May Be Interrupted Due To International Political Situations, Natural Disasters Or Other Causes". to clearly state that only after our BST Device is granted FDA approval do we plan to start manufacturing.

Government Regulation

Comment 11. Please provide investors with a timeline and an estimate of costs for regulatory approval of your device.

Response 11. We have added under subheading "Government Regulation" a paragraph titled "Timeline and Estimated Costs for Regulatory FDA Approval of Our BST Device" as follows:

Based on our agreement with ABIA dated June 6, 2014, we expect FDA approval of our BST Device by the end of September 2015 at a total cost of $716,770. In connection with term of the ABIA agreement, we deposited $143,354 within 15 days of the signing of the ABIA agreement. Since July 2014, we have paid a monthly fee of $55,000 to ABIA. Beginning in January 2015, we will pay ABIA a monthly fee of $23,713, with a final payment of $30,000 due upon submission of the clinical study report to the FDA. We expect costs related to general administration and final FDA submission to be approximately $120,000.

Employees

Comment 12. Please file the service agreements that you have with your executive officers as exhibits to the registration statement. In addition, please disclose what percentage of your officers' and directors' time will be dedicated to your company's business development and operations.

Response 12. We have expanded our disclosure as follows: Our officers and directors are expected to dedicate approximately 10% of their professional time to our business development until such time that we receive FDA approval, are manufacturing our BST Device and begin marketing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comment 13. Please revise your disclosure here to describe in greater detail your plan of operations for the next twelve months, including descriptions of the milestones you anticipate reaching, the anticipated timeframe of each milestone, and the amount and source of funds necessary to achieve each milestone.

Response 13. We have added a subheading "Milestones, Anticipated Timeframe and Funds for Obtaining Regulatory FDA Approval" under "Management's Discussion and Analysis of Financial Condition and Plan of Operations" containing a table outlining in detail our plan of operation for the next twelve months.

Liquidity and Capital Resources

Comment 14. We note that your auditor has expressed a going concern opinion and that you have not yet established an ongoing source of revenues sufficient to cover operating costs. Please disclose management's plans to overcome the uncertainty of your ability to continue as a going concern, including a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the 12-month period following the date of the financial statements and the amount of capital necessary to sustain operations. Your disclosure should provide enough detail that your readers gain insight into management's analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Please refer to Item 303(a)(1) of Regulation S-K. In addition, please eliminate any duplicative disclosure in this section.

Response 14. We have expanded and revised our disclosure under Liquidity, Capital Resources and Strategy as follows:

Liquidity, Capital Resources and Strategy

On June 30, 2014, we had total assets of $2,114,012 consisting of cash in the same amount compared to a cash balance of $76,535 at December 31, 2013. We had total current liabilities of $24,733 consisting of $5,730 in accounts payable and $19,003 in accrued expenses compared to accrued expenses of $21,368 and $93,980 in convertible notes on December 31, 2013. Our accumulated deficits as of June 30, 2014 and December 31, 2013 were $27,471,821 and $3,582,710, respectively.

We used $57,523 in our operating activities during the six months ended June 30, 2014, which was due to a net loss of $23,889,111 offset by a non-cash charge related to a loss on settlement of debt of $23,709,343, amortization of debt discount of $91,066 and an increase in accounts payable of $31,179. We used $38,447 in our operating activities during the six months ended June 30, 2013, which was due to a net loss of $76,205 offset by donated services valued at $6,000, amortization of debt discount of $24,851, increase in prepaid expenses of $900 and an increase in accounts payable of $6,007.

We financed our negative cash flow during the six months ended June 30, 2014 through proceeds from the issuance of stock of $2,095,000. We financed our negative cash flow from operations during the same period in the prior year through the issuance of convertible notes of $45,000.

On December 31, 2013, we had total assets of $76,535 consisting of $76,535 in cash compared to $2,900 in cash on December 31, 2012. We had total current liabilities of $115,348 consisting of $21,368 in accrued expenses and convertible notes in the amount of $93,980 compared to accrued expenses of $31,383 and convertible notes in the amount of $85,096 on December 31, 2012. Our accumulated deficits as of December 31, 2013 and 2012 were $3,582,710 and $2,414,125, respectively.

We used $75,285 in our operating activities during the year 2013, which was due to a net loss of $1,168,585 offset by donated services and rent of $12,000, non-cash compensation of $1,000,000, amortization of debt discount of $57,901, increase in accounts payable of $22,490 and increase in prepaid expenses of $909. We used $53,226 in our operating activities during the year 2012, which was due to a net loss of $91,985 offset by donated services and rent of $12,000, amortization of debt discount of $12,610, increase in accounts payable of $15,058 a decrease in prepaid expenses of $909.

We financed our negative cash flow from operations in 2013 through borrowings in the amount of $128,920 and issuance of common stock of $20,000. We financed our negative cash flow from operations in 2012 through borrowings in the amount of $56,126.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America with an auditor's going concern opinion for the years 2013 and 2012. The Company has reported a net loss of $1,168,585 for the year ended December 31, 2013, a total accumulated deficit of $3,582,710 and a negative working capital of $38,813.

The Company is a development stage company and does not have any revenues from operations. During the period ended June 30, 2014, the Company significantly improved the uncertainty related to our ability to continue as a going concern by successfully raising $2,095,000 through the issuance of equity capital. As of June 30, 2014, the Company had $2,114,012 cash on hand compared to $76,535 in cash as of December 31, 2013. We had working capital of $2,089,279 as of June 30, 2014 compared to negative working capital of $38,813 as of December 31, 2013.

Our operating expenses consist principally of professional fees related to being a public reporting company including audit fees and securities compliance fees in addition to the payments we have made in connection with our ABIA Agreement related to clinical trials necessary to obtain FDA approval for our BST Device of approximately $400,000 during 2014. Our professional fees are expected to be approximately $100,000 during the next twelve months and payments related to our ABIA Agreement will be approximately $400,000 during the next twelve months. Our total operating expenses for the next twelve month are expected to be approximately $500,000.

We believe that our current cash on hand of $2,089,279, as of June 30, 2014, will be sufficient to meet our operating requirements throughout the ensuing twelve month period. If we are unable to manage our working capital requirements with funding received from our most recent equity capital raise, we may require additional financing at satisfactory terms and conditions, of which there can be no assurance, in order to satisfy its ongoing capital requirements for the next 12 months in order to execute our plan of operation as presently constituted.

We do not expect to generate cash flow from operations unless we receive FDA approval for our BST Device in a timely manner, which we estimate will take not less than 18 months.

Our management believes that our operations will generate initial revenues from the sale of our BST Device in the US beginning of 2017. We expect that FDA approval for our BST Device will improve our ability to generate revenues from sales in other geographic areas. Our future ability to meet our cash needs through future cash flows from operations will depend on the demand for our BST Device, as well as general economic, financial, competitive and other factors, many of which are beyond our control.

If and when we receive FDA approval of our BST Device, of which there can be no assurance, our business might not generate sufficient future cash flow in an amount sufficient to enable us to fund our liquidity needs, including working capital, capital expenditures, investments and other general corporate requirements.

Availability of Additional Capital

We have no commitments or arrangements, formal or otherwise, from any person or entity to provide us with any additional capital. Consequently, the Company cannot predict whether additional financing will be available, if and when needed, whether in the form of equity or debt, at terms and conditions that we deem satisfactory, on a timely basis, if at all. In any of these events, the Company may be unable to implement its present plan of operation and any of these events could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our potential financing transactions may include the issuance of equity and/or debt securities including convertible debt, obtaining credit facilities, or other financing mechanisms. In the event that we seek to raise funds through additional private placements of equity or convertible debt, the trading price of our common stock could be adversely effected. Further, any adverse conditions in the financial markets could make it more difficult to obtain future financing through the issuance of equity or debt securities when and if needed. Even if we are able to raise a sufficient amount of funds that may be required, it is possible that we could incur unexpected costs and expenses or experience unexpected cash requirements that would force us to seek additional and/or alternative financing.

Further, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If additional financing is not available or is not available on acceptable terms, we may have to curtail our plan of operations.

We are not aware of any material trend, event or capital commitment, which would or could potentially adversely affect our liquidity. The Company currently has no arrangements with any persons or entities with regard to our existing debt, however limited. We do not have any arrangements with potential investors or lenders to provide us with any additional financing and there can be no assurance that any such additional financing will be available when required in order to proceed with the business plan.

Directors, Executive Officers, Promoters and Control Persons

Comment 15. We note your disclosure that "from 2011 to present Mr. Goren served as an advisor and entrepreneur to Medical Device companies" and "Mr. Goren served as a consultant to start-up companies principally in the biotechnology and hi-tech industries from 2008-2009." Please revise the biographical information for Mr. Goren to disclose the name and principal business of any corporation in which he was employed during the time periods described above. Please refer to Item 401(e) of Regulation S-K.

Response 15. We have revised the biographical information for Mr. Goren, our CEO, to disclose the name and principal business of the corporations in which he was employed during the respective time periods.

Comment 16. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Weissberg and Dr. Sessler should serve as your directors. Please refer to Item 401(e) of Regulation S-K.

Response 16. We have revised Mr. Weissberg's and Dr. Seller's biographical information to conform with the Reg S-K disclosure requirements, specifically discussing their experiences and qualifications that we believe qualifies them to serve as our directors.

Financial Statements

General

Comment 17. Please tell us what consideration you gave to giving retroactive effect to the reverse stock split. Please refer to ASC 505-10-S99.

Response 17. In giving retroactive effect to the reverse split, we considered the following:

SAB Topic 4.C, Changes in Capital Structure
S99-4 The following is the text of SAB Topic 4.C, Changes in Capital Structure.

Facts: A capital structure change to a stock dividend, stock split or reverse split occurs after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later.

Question: What effect must be given to such a change?

Interpretive Response: Such changes in the capital structure must be given retroactive effect in the balance sheet.

Notes to Unaudited Financial Statements

Comment 18. Please reconcile your disclosure here and in the Notes to Audited Financial Statements that you are a New Jersey corporation with your disclosure in your "Description of Business" that you changed your domicile from the State of New Jersey to the State of Delaware.

Response 18. We have corrected the disclosure to clarify that the Company is a Delaware corporation and added disclosure that the redomicile and 1:100 reverse split were effective on August 4, 2014.

Stockholders' Equity

Comment 19. We note you recognized a loss of $23.7 million because the conversions of certain promissory notes were not pursuant to the original terms. Please expand your disclosure to describe the terms under which the promissory notes were converted and how you determined the amount of loss recognized. In this regard, please tell us the specific literature you relied on in accounting for the modification and recognition of the loss on debt settlement as of June 30, 2014.

Response 19. We have included disclosure regarding the conversion of a series of notes in the principal amount of $128,920 including the $71,545 note issued in December 2013 to the Company's chairman, Ron Weissberg. The loss of approximately $23.7 million was recognized during the period ended June 30, 2014, because $57,375 of these notes, including accrued interest, were converted by the unaffiliated holders at $0.0035 per share and $71,545 plus accrued interest, were converted at $0.01 per share, not within the terms of the original notes, specifically because the notes provided for the adjustment of either: (i) the number of shares to be issued; or the conversion price, in the event of a share recapitalization. Neither adjustment was made and therefore a $23.7 million loss was recognized. All of the conversions, which occurred prior to June 30, 2014, were at a discount from the market price of the Company's shares the dates of original issuance of the convertible notes in the principal amount of $128,920. We have also disclosed in the 2nd paragraph under Note 5 to the interim financial statements the specific literature we relied on in accounting for the loss.

Transactions with Related Persons...

Comment 20. We note that you indicate in Note 5 to your Unaudited Financial Statements that during 2013, you "signed a series of twelve new unsecured promissory notes for an aggregate of $128,920 to related parties." It does not appear that the issuance of these notes has been discussed here. Please revise or advise.

Response 20. In response to this comment, we have included new disclosure under this subcaption, as follows:

"On December 23, 2013, in consideration for the investment by Ron Weissberg of a total of $91,545, we issued and sold 2,000,000 shares of Common Stock for $20,000 and issued a convertible note in the principal amount of $71,545 to Ron Weissberg, who was appointed our CEO, CFO and Chairman on December 27, 2013. These shares were sold at a price of $0.01, which represented a discount to market at the date of the transaction. In addition, the $71,545 note was convertible at a price of $0.01 per share, also a discount to market at the date of the transaction. The shares were valued at the closing price as of December 23, 2013, the date of the transaction, and resulted in recognition of $1,000,000 in compensation services for the year ended December 31, 2013.

During the 2nd quarter of 2014, Mr. Weissberg transferred and assigned $62,383, including accrued interest, of the principal amount of his $71,545 convertible note to several unaffiliated, third-party, accredited investors, retaining $11,536. All of these notes, in addition to a total of $57,373 evidenced by 11 other convertible notes held by non-affiliates, were converted by the holders, including Mr. Weissberg, the only affiliate, prior to June 30, 2014. The Company recognized a loss of $23.7 million because the conversion prices of $0.0035 and $0.01 per share, respectively, were at a discount from the market price of the shares on the dates of the original issuances of the convertible notes and the fact that the conversion prices were not adjusted for the 1:100 reverse split."

Exhibits and Financial Statement Schedules

Undertakings

Comment 21. Please revise to provide the undertakings required by Item 512(a)(5)(ii) of Regulation of S-K.

Response 21. We have revised the section Undertakings to conform with Item 512(a)(5)(ii) of Regulation of S-K.

Signatures

Comment 22. Please amend the signature blocks to conform to the requirements of Form S-1 by providing the signatures of your principal executive officer, principal financial officer, and principal accounting officer in their individual capacities, rather than solely providing their signatures on behalf of the registrant.

Response 22. We have revised the signature page to provide the signatures of our principal executive officer, principal financial officer, and principal accounting officer in their individual capacities.

Exhibit 5.1

Comment 23. This registration statement registers shares of common stock that are currently outstanding; however, the opinion refers to shares to be issued in the future. Please revise to have counsel opine that these shares are, as opposed to will be, duly authorized, validly issued, fully paid, and non-assessable.

Response 23. We have revised the opinion to reflect that the respective shares are issued.

Comment 24. Counsel's statement that he expresses no opinion "as to whether the laws of any particular jurisdiction are applicable to the subject matter hereof" does not appear to be consistent with his opinion, considering such opinion is being rendered under Delaware law. Please tell us the purpose for this language or revise the opinion to remove it.

Response 24. We have revised the opinion that the opinion is rendered under Delaware law and deleted the reference to the above parenthetical phrase.

General

The Company acknowledges that since the Company and its management are in possession of all facts relating to a Company's disclosure, the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/: Ohad Goren

Ohad Goren, CEO